Exhibit 99.3

January 29, 2019

Board of Directors

DNB Financial Corporation

c/o                               Gerald F. Sopp

Corporate Secretary

4 Brandywine Avenue

Downingtown, PA 19335-0904

Via Overnight Express and E-mail

Dear Members of the Board of Directors,

On behalf of the Reporting Persons (as defined in my letter of January 22, 2019), I am somewhat surprised that there has been no response from you to either that letter or the Schedule 13D filed on January 17, 2019.  Given that, collectively, we are some of your largest stockholders as well as the seriousness of the issues that we have raised, I would expect that you, as faithful fiduciaries, would not shirk from engaging with us, but rather embrace the “open communication with shareholders” that you claim to welcome.

Your lack of engagement does not seem to be limited to us as, despite increased interest in DNBF given our 13D filing and the issues raised therein, you did not hold an earnings call to discuss DNBF’s fourth quarter and full year’s results.  Such a call clearly would have been appropriate to elaborate on DNBF’s “strong and flexible business strategy” (and perhaps explain whether that business strategy will produce greater stockholder value than a sale, taking into account the risks and timing of both) and answer questions from current and prospective investors as well as the lone research analyst that covers DNBF.

Since you have provided no forum for us (or any other stockholders) to ask questions concerning DNBF, its past conduct, current condition and performance or future prospects, I have attached an addendum that includes the questions that we would have asked, if provided this customary courtesy.

Awaiting your reply,

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

President
CT Opportunity Management LLC

Manager
Driver Management Company LLC

ADDENDUM

Liuzzi Change of Control Payment

Why did DNBF make a change of control payment to Vincent Liuzzi (“Liuzzi”) in the absence of any change of control?

In the Severance Agreement and General Release, dated June 6, 2018, by and between DNB First, N.A. and Liuzzi (the “Severance Agreement”) that was attached as Exhibit 10.1 to the Form 8-K filed by DNBF on June 6, 2018 and available at https://www.sec.gov/Archives/edgar/data/713671/000095015918000252/ex10-1.htm, Section 8(a) provides:

[Liuzzi] will be paid $433,519.35 (the “Change of Control Payment”), which represents the “Base Severance,” as such term is defined in that certain Change of Control Agreement by and among [Liuzzi], the Bank and [DNBF] dated July 23, 2014 (the “Change of Control Agreement”).

However, the Change of Control Agreement (the “Change of Control Agreement”) among DNBF, DNB First, N.A. and Liuzzi, made as of July 23, 2014, attached as Exhibit 10.1 to DNBF’s Form 10-Q for the fiscal qarter ended June 30, 2014 and available at https://www.sec.gov/Archives/edgar/data/713671/000071367114000044/dnbf-20140630ex1014fb31c.htm clearly states:

This Agreement does not govern any termination of [Liuzzi’s] employment with [DNBF] which occurs prior to a “change in control” as defined in subsection (e) of this Section. No inference shall be drawn from any provision of [Section 3 of the Change of Control Agreement] concerning the rights and obligations of the parties in connection with a termination of [Liuzzi’s] employment prior to such a “change in control”.

Given that DNBF has not alleged that any “Change of Control” had occurred prior to making the “Change of Control Payment” to Liuzzi (and how could one, given that DNBF senior management has essentially erected a large “Not for Sale—Don’t Bother Asking” sign on DNBF’s front lawn by way of their studied refusal to entertain any communications that might lead to an acquisition proposal), why would DNBF characterize any payment to Liuzzi as a Change of Control Payment or, indeed, even reference the Change of Control Agreement, which, by its terms, would not have been relevant to Liuzzi’s termination on May 24, 2018.

Obviously, DNBF would be well within its rights to make a severance payment to Liuzzi, particularly in exchange for a general release, without making any (misleading) reference to an agreement that was—by its terms—irrelevant to Liuzzi’s termination.  However, the size of the Change in Control Payment ($433,519.35) relative to his total 2017 compensation ($308,533 per DNBF’s 2017 Proxy Statement), the intentional linking of the Severance Agreement to the Change of Control Agreement and the fact that the Severance Agreement did not provide for any non-compete or similar provision in exchange for such and outsized payment certainly gives rise to a host of suspicions, none of them particularly flattering to DNBF, including:

Given that DNBF knew that the Severance Agreement was to be filed as an exhibit to an 8-K, was DNBF trying to mislead anyone who might read the Severance Agreement (regulators, stockholders, etc.) into thinking that the $433,519.35 paid to Liuzzi was in satisfaction of a separate contractual obligation rather than a discretionary payment?

Since the only consideration given in return by Liuzzi was a general release along with customary confidentiality and non-disparagement obligations, what was DNBF getting in return for its $433,519.35?  Just how valuable was that release and Liuzzi’s silence and why?

Were a court or other body to view the intentional conflation of a discretionary severance payment and a contractual (albeit one where the necessary precondition had not occurred) obligation with a critical eye, what would be the impact with regard to the compensation and similar arrangements with the remaining members of DNBF’s senior management and the continuation of their status?

Stockholder Mix

Since DNBF was deleted from the Russell 3000 Index, its stockholder base has changed dramatically.  Are you aware of the extent of this change?  Do you think that any of the investors who have initiated or increased positions in DNBF stock since then are content with the status quo?  How many stockholders can you count on to support DNBF’s current path?

Strategic Plan

A review of the “Comprehensive 5-Year Plan” presented in DNBF’s most recent 10-Q reveals nothing more than a list of aspirational generalities—aspirational generalities that would apply to most any bank, in most any market, in most any economic/competitive/regulatory, etc. environment—does DNBF have any strategic plans specific to its current condition and prospects, the actual markets in which it operates and the present (and prospective) business and economic climate?  Has DNBF taken any steps to identify the particular impediments in its path to improving profitability and creating stockholder value?  If so, what are they and what concrete plans has DNBF made to address those impediments?

Does DNBF actually believe that “increased loan participations, as well as strategic loan and lease purchases” will increase stockholder value?  Given that DNBF can count a number ofthoughtful and experienced bank investors among its stockholders, has DNBF taken advantage of this resource in assessing whether this plan will increase or decrease stockholder value?

Performance Goals and Benchmarking

What are DNBF goals/targets for overall profitability?  Does DNBF aspire to be a top performing bank?  What peer sets does DNBF compare itself to and what does that comparison show as far as what DNBF is doing right and what needs substantial improvement?

Commercial Loans

DNBF seems to be emphasizing growth in “commercial” loans, into which it groups not only commercial and industrial loans, but also commercial construction and commercial real estate loans.  While growth in this category has improved—not surprising given DNBF’s very low level of commercial loans relative to peers—will adding more commercial real estate loans at this point in the interest rate/business cycle increase stockholder value, particularly as DNBF nears the supervisory guideline for CRE loans to total risk based capital of 300%?

Investment Thesis/Engagement with Stockholders

Other than scarcity value (i.e., the prospect that DNBF will eventually monetize its franchise value and sell to one of the many interested potential buyers at a significant premium), what is the investment thesis that DNBF would like to convey to current and potential investors?  To the extent that investment thesis involves any departure from the status quo, how does DNBF intend to communicate that message given its lack of research coverage and investor engagement?

Role of Executive and Strategic Planning Committees

How often did the Executive and Strategic Planning Committees of the DNBF board meet during 2018?  Are either of these committees empowered to retain their own financial advisors to assess the value that DNBF might obtain in a sale?  If not, how do these committees (and the board generally) judge whether it is in DNBF’s best interest to prolong the status quo versus obtaining the best price in a sale transaction?

To the extent that DNBF senior management were to receive a bona fide acquisition proposal from another financial institution with the wherewithal and capabilities to consummate such a transaction, would the proposal be communicated in the first instance to (i) the Executive Committee, (ii) the Strategic Planning Committee or (iii) to the board as a whole?

Given the resurgence in bank M&A over the past few years, as well as the attractiveness of DNBF’s franchise to a multitude of other financial institutions, it would be highly unusual if DNBF had not received a number of serious overtures (whether made directly or indirectly)—to the extent that no such overtures were communicated to (or evaluated by) the relevant committee or the board as a whole, does that indicate a lack of buyer interest or something else?

Preferred Partner

Assuming that recent events have sharpened the DNBF board’s focus on a potential sale transaction, does the DNBF board have a preferred partner?  Would the DNBF board be more amenable to a sale to an in market player, where the magnitude of expense synergies might result in a higher price, or, instead, prefer a buyer for whom DNBF would represent an entry into a new market and have less branch and other overlap?

Supplemental Executive Retirement Plan

Per the 2018 Proxy Statement, on October 25, 2017, DNBF created a Supplemental Executive Retirement Plan (“SERP”) for its CEO and CFO.  What is the rationale for the SERP?  Did DNBF believe that it was at risk of losing the services of either the CEO or the CFO without creating the SERP?  Alternatively, did DNBF’s performance justify granting additional compensation to the CEO and CFO?  Why was the retirement age for purposes of the SERP set at 67?